

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2014

Via E-mail
Christopher Sabec
Chief Executive Officer
Rightscorp, Inc.
3100 Donald Douglas Loop North
Santa Monica, CA 90405

> **Re:** **Rightscorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2014**
> **File No. 333-199991**

Dear Mr. Sabec:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. With respect to every third-party statement in your prospectus, such as the Netnames report, please provide us with the relevant portions of the research reports and articles you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please tell us whether any of the materials were prepared for you, and if so, please disclose this fact. Additionally, ensure that any statistical measures are tied to specific research reports or articles. In this regard, we note that you do not explain where you obtained the data related to the U.S. home video industry or recorded music sales presented on page 18 of the registration statement.

2. Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions as they relate to your business. You must be able to substantiate on a

reasonable basis all such claims, beliefs and opinions, or remove them from the filing. For example, please provide support for the following:

- "These firms represent some of the biggest names in music," on page 2;
- "We are in discussions with some of the largest owners of copyrighted intellectual property," on page 2; and
- "We have briefed key gatekeepers in the music and motion picture industry and have a process for keeping them up-to-date on our developments," on page 19.

3.   We note a series of deficiencies relating to the formatting and content of the Cover Page. For example please revise the cover page to:

- ensure that all required disclosures are included in a single page;
- ensure that the Prospectus Summary section immediately follows the Table of Contents; and
- relocate the Special Note Regarding Forward-Looking Statements to a section of the registration statement that is not subject to Rule 421(d) of Regulation C. For example, such disclosure may be included immediately after the Risk Factors section.

4.   You state that the warrants issued in the context of the September 2014 private placement have anti-dilution protection in the event you subsequently issue shares of common stock, or securities convertible into shares of common stock, for a price of less than $0.25 per share. Please confirm your understanding that share issuances pursuant to warrant exercises at the adjusted exercise price in excess of the amount of shares set forth in the registration fee table are not covered by Rule 416.

Risk Factors

"We depend on third parties to supply our services …," page 5

5.   You state that you are dependent upon your suppliers to send accurate data on a timely basis. Please briefly explain what type of suppliers you are referring to and what services they provide. Also, to the extent any such agreements are material to your operations, discuss their material terms in Business.

6.   You state that you do not own or operate the technology platforms that provide your service, yet it appears that you do not plan to file as exhibits any agreements with these parties. To the extent you have entered into agreements with respect to the operation of your technology platform, please revise the Business section to discuss the material terms of these agreements. In addition, explain to us how you determined not to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits to the registration statement.

<u>"Our patents and licenses may be subject to challenge on validity grounds, and our patent applications may be rejected …," page 6</u>

7.   You state that you rely on your patents, patent applications, licenses and other intellectual property rights to give you a competitive advantage. Please revise the caption and risk factor body to clarify, if true, that you do not currently hold any registered patents.

<u>"A significant portion of our revenue is dependent upon a small number …," page 6</u>

8.   In 2013, you derived approximately 25% of your revenues from your contract with BMG Rights Management, and 77% of your revenues during the six months ended June 30, 2014. Similarly, for the six months ended June 30, 2014, you derived 12% of sales from your contract with Warner Brothers. Tell us how you conclude that your contracts with these major customers are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

<u>"If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002 …," page 12</u>

9.   Please expand your risk factor disclosure, either under this heading or an added one, to state that you will be exempt from the auditor attestation requirements in the assessment of your internal control over financial reporting for so long as you remain a smaller reporting company, and identify the resulting risks to investors.

<u>Business</u>

<u>Overview, page 15</u>

10.   You state that you currently represent the holders of more than 1 million copyrights. In order to provide context and comparability to this number, tell us what consideration you gave to providing this information for all periods presented in your registration statement.

<u>Sales and Marketing, page 19</u>

11.   We note vague references throughout this section referencing your briefings with "key gatekeepers," where you state that you have a "process for keeping them up-to-date on [your] developments." Please revise your discussion to provide more specificity with regard to the nature and extent of such contacts and what type of process you use to establish and maintain such contacts. The current discussion fails to provide a meaningful discussion of the nature and extent of your context with the referenced gatekeepers.

Intellectual Property, page 20

12.   In the context of your discussion of patents pending, you state that "Comcast announced that they may do this in August." Please revise to better explain what action by Comcast you are referring to, and how it is tied to your business opportunity or operations.

13.   Your tabular disclosure of patent applications pending with the USPTO does not appear to describe clearly the status of such applications. For example, in the "Action Status" column you state that certain of the patents are "in appeals" or refer to "assignment unfiled." These technical descriptions do not appear to provide meaningful information to prospective investors on the status of such applications. Please revise your table to describe more clearly the status of your applications, or consider presenting such disclosure in narrative form.

Competition, page 21

14.   Please tell us what consideration you gave to discussing what impact, if any, companies providing subscription based music services may have on your business. For example, tell us whether the increased availability of subscription-based streaming music services impacts the market demands for your services.

15.   You state that you utilize legal counsel to "gently remind the ISPs" of potential liabilities. Revise to describe more specifically the functions your legal counsel plays in this regard.

Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 26

16.   We note that the biographical information for your directors and officers has a promotional tone. Please revise to eliminate this tone, and to ensure that you have provided support for each claim included in this section, including those pertaining to the financial performance of entities for whom they served as officers or directors.

17.   Please revise the biographical sketches to provide chronologically complete histories of prior employment for a period of not less than five years. See Item 401(e) of Regulation S-K. The current disclosures, for example with respect to Mr. Sabec, do not appear to consistently cover the required time periods.

Involvement in Certain Legal Proceedings, page 28

18.   You state that to your knowledge, during the last ten years, none of your directors, executive officers have been involved in certain categories of legal proceedings. Please eliminate this knowledge qualification, and instead provide a definitive statement of fact.

<u>Financial Statements, page 39</u>

19.   Please update your financial statements to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy provided to satisfy Rule 472(a) is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submissions of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Juan Migone, Staff Accountant at (202) 551- 3312, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser

cc: Via E-Mail
        Henry Nisser, Esq.
        Sichenzia Ross Ference Friedman LLP